Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

February 2026

Aegon Ltd.

Aegon Limited An exempted company with liability limited by shares	Statutory seat Canon’s Court 22 Victoria Street	Principle place of business World Trade Center Schiphol Boulevard 223	Bermuda Registrar of Companies number: 202302830 (September 30, 2023)
www.aegon.com	Hamilton HM 12 Bermuda	1118 BH Schiphol The Netherlands	Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Aegon’s press release, dated February 19, 2026, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: February 19, 2026	By	/s/ S. Knol
S. Knol
Director Financial Reporting & Operations

February 19, 2026 2H25 results press release

Aegon reports second half year 2025 results

2H 2025 Financial highlights

•

Net result of EUR 375 million, a decrease compared with EUR 741 million in the second half of 2024, as growth in the operating result is offset by non-operating items and other charges. Full-year 2025 net result of EUR 980 million, up 45% compared with 2024

•

Operating result of EUR 858 million, up 11% compared with the second half of 2024 driven by an increase across all business units, reflecting commercial momentum and favorable financial markets. Full-year 2025 operating result of EUR 1.7 billion, up 15% compared with 2024

•

Valuation equity – the sum of shareholders’ equity and the contractual service margin (CSM) after estimated tax adjustment – increases by 7% in the reporting period to EUR 9.06 per share, driven by the net result, favorable market impacts, and the share buyback

2H 2025 Capital highlights

•

Operating capital generation (OCG) before holding funding and operating expenses increases by 8% to EUR 711 million compared with the second half of 2024. With full-year 2025 OCG of EUR 1.3 billion, Aegon exceeds its target of EUR 1.2 billion

•	Capital ratios of Aegon’s main units remain strong, above their respective operating levels

•	Cash Capital at Holding of EUR 1.3 billion, EUR 0.7 billion lower compared with the first half of 2025 mainly driven by capital returns to shareholders

•	Free cash flow of EUR 388 million, contributes to full-year free cash flow of EUR 829 million, consistent with the target of around EUR 800 million

•	2025 final dividend of EUR 0.21 per common share proposed, an increase of 11% compared with 2024 final dividend, enabling Aegon to meet its EUR 0.40 target for full-year 2025

Lard Friese, Aegon CEO, commented:

“Our results for 2025 demonstrate the strength of our strategy and our ability to consistently deliver upon our ambitions. We have met or exceeded all the financial targets that we set out at our Capital Markets Day (CMD) in 2023, and I would like to thank all my colleagues across our businesses for their dedication and hard work that made this possible.

We generated EUR 1.3 billion of operating capital (OCG), ahead of our EUR 1.2 billion target. We also reported EUR 829 million of free cash flow, consistent with our EUR ~800 million target for 2025. Our main business units remained well capitalized, and we delivered a full year IFRS operating result of EUR 1.7 billion, an increase of 15% compared with 2024.

In the US, commercial momentum remained strong. Transamerica expanded its distribution network, World Financial Group (WFG), to over 95,000 licensed agents, and, at the same time, achieved a record 30% increase in individual new life sales in 2025 compared with 2024. Assets under administration at Transamerica’s Retirement Plans business also increased. At the same time, the capital employed by Transamerica’s Financial Assets decreased to USD 2.7 billion, ahead of our USD 2.9 billion target for 2025. This gives us confidence that our plans have a robust foundation as we work to further accelerate growth in our US business. We also reported solid results in our other business units. Our asset management business delivered EUR 1.0 billion in net third-party inflows in 2025, while our International business continued to perform well, and, in the UK, our Workplace Platform generated GBP 2.4 billion in net inflows.

During 2025, we returned EUR 1.1 billion of capital to shareholders through dividends and share buybacks.

On the basis of our performance in 2025, we propose a final dividend of 21 eurocents per share. This will result in a total dividend paid for the full year 2025 of 40 eurocents, consistent with our target.

We are now fully focused on delivering upon the plans we outlined at our 2025 CMD, including the relocation of our head office and legal seat to the US. I am confident that we can build upon the strong momentum we created during 2025 and continue to accelerate the growth of our businesses throughout the coming year.”

Please note that all comparisons are versus the second half of 2024 unless stated otherwise.

Contact details and dial-in information can be found at the end of this press release, on page 21.

February 19, 2026 2H25 results press release

2025 Capital Markets Day

On December 10, 2025, Aegon hosted a Capital Markets Day (CMD) to provide an update on its strategy, medium-term financial targets, and the conclusion of the comprehensive review on the relocation of its head office and legal seat to the United States.

At the CMD, Aegon announced its ambition to become a leading US life insurance and retirement group and its decision to move its head office and legal seat to the US. Following the completion of the relocation, which Aegon aims to conclude by January 1, 2028, the holding company, Aegon Ltd., will be renamed Transamerica Inc., while the business units will continue to operate under their current brands.

Aegon also announced the start of a strategic review of Aegon UK, with all options being evaluated, including a potential divestment, as well as a reinsurance transaction on part of Transamerica’s Secondary Guarantee Universal Life (SGUL) block to reduce mortality and policyholder behavior risk.

Aegon’s strategy is expected to result in an increase in the group’s operating result run-rate of around 5% per annum from the 2025 EUR 1.5—1.7 billion run-rate, an increase of OCG after holding funding and operating expenses of between 0% and 5% per annum from a run-rate of EUR 0.9 billion (corresponding to an OCG of around EUR 1.2 billion before holding funding and operating expenses), and an increase in free cash flow of around 5% per annum from around EUR 0.8 billion, between 2025 and 2027. We aim to increase the dividend per share, which benefits from the reduction in share count from the announced share buyback programs, by more than 5% per annum.

February 19, 2026 2H25 results press release

Business update Americas

During the second half of 2025, Transamerica continued to make progress in growing its business by focusing on “Main Street” America, targeting the middle and mass affluent markets through agency distribution and the workplace. New Individual Life sales increased by 49% in the second half of 2025 compared with the second half of 2024, driven by growth in the instant decision market and higher sales in the agency channels. WFG, Transamerica’s affiliated distribution network of independent agents, continued to grow its number of licensed agents and increased both its new life and annuity sales. Retirement Plans experienced net outflows, while gross deposits increased by 16% in the second half of 2025, benefiting from strong written sales in previous periods.

Strategic Assets business update: Distribution

Aegon Americas	unaudited

Business update Distribution - World Financial Group (WFG)

USD in millions	Notes	2H 2025	2H 2024%
Number of licensed agents		95,740	86,142	11
Number of multi-ticket agents		36,871	36,239	2
WFG’s total new life sales	1,2	360	311	16
Transamerica’s market share in WFG (US Life)		67%	62%	8
WFG’s total sales of annuities gross deposits	1,3	2,311	1,949	19

The number of licensed agents at WFG increased to 95,740, reflecting continued successful recruitment of new agents, as well as improved agent retention. Recent initiatives to improve agent productivity led to a higher average number of new policies per producing agent, a higher average premium sold per producing agent, and an increase in the number of producing agents, including multi-ticket agents. Across the US and Canada, these efforts resulted in a 16% increase in new life sales and a 19% increase in the sales of annuities for the second half of 2025 compared with the same period last year. Transamerica’s market share of WFG US Life sales increased to 67% in the reporting period.

Strategic Assets business update: Savings & Investments

Aegon Americas	unaudited

Business update Savings & Investments

USD in millions	Notes	2H 2025	2H 2024%
Gross deposits Retirement Plans		15,952	13,701	16
Net deposits Retirement Plans		(3,228)	(15,927)	80
of which: net deposits mid-sized Retirement Plans		(638)	(609)	(5)
AuA Retirement Plans		253,769	223,835	13
of which: AuA mid-sized Retirement Plans		63,005	53,848	17
Individual Retirement Accounts AuA		15,130	12,723	19
General Account Stable Value AuM		14,819	13,036	14

February 19, 2026 2H25 results press release

Overall Retirement Plans gross deposits increased by 16% during the second half of 2025 compared with the prior year period, driven by higher takeover deposits in both the large and mid-sized markets, supported by strong written sales in previous periods. Written sales remain solid, especially within pooled plans, and are expected to support gross deposits in the coming quarters. Total net outflows amounted to USD 3.2 billion, an improvement compared with the prior year period when two large, low-margin recordkeeping contracts were discontinued.

Favorable market movements drove a 13% increase in the total account balances in Retirement Plans compared with the end of 2024. Account balances for the mid-sized plans segment increased by 17% over the same period due to favorable markets, as well as overall net inflows during 2025. Our strategic focus on ancillary products such as the General Account Stable Value product and Individual Retirement Accounts led to a 14% and 19% increase, respectively, in asset balances during the reporting period compared with the end of 2024.

Strategic Assets business update: Protection Solutions

Aegon Americas	unaudited

Business update Protection Solutions

USD in millions	Notes	2H 2025	2H 2024%
Traditional Life		121	62	93
Indexed Universal Life		221	166	33

New life sales Individual Life	2	341	229	49

New life sales Workplace Life	2	28	27	1
New premium production Workplace Health		44	48	(9)
Net deposits Indexed Annuities		1,139	968	18

In Individual Life, new life sales increased by 49% in the second half of 2025 compared with the second half of 2024. Our success in entering the instant decision market for Final Expense, leveraging a fully digital underwriting platform, contributed more than half of the increase. In addition, Indexed Universal Life sales by WFG increased due to an increased number of producing agents selling policies with higher average premiums. Transamerica’s own agency channel also contributed to the increase in sales with higher average premiums per policy.

New life sales in Workplace Life remained at the same level as in the prior year reporting period, while new premium production in Workplace Health decreased by USD 4 million, mostly due to lower sales in Supplemental Health products.

Net deposits for Indexed Annuities products were driven by a further improvement in wholesale distribution productivity for Registered Index Linked Annuities (RILA) products, with net deposits increasing 18% in the second half of 2025 compared with the prior year period.

February 19, 2026 2H25 results press release

Update on Financial Assets

Aegon Americas	unaudited

Business update Financial Assets

USD in millions	Notes	2H 2025	2H 2024%
Capital employed in Financial Assets (at operating level)		2,670	3,383	(21)

Net deposits Variable Annuities	4	(3,342)	(3,074)	(9)
Net deposits Fixed Annuities (excluding SPGAs)	4	(422)	(512)	18

Variable Annuities dynamic hedge effectiveness ratio (%)	5	98%	99%	(1)

Net face amount Universal Life		33,832	47,094	(28)

LTC actual to expected claim ratio (%) (IFRS based)		98%	101%	(3)
NPV of LTC rate increases approved since end 2022		871	571	53

At year-end 2025, Financial Assets had USD 2.7 billion of capital employed, ahead of the USD 2.9 billion target set at Aegon’s CMD in 2023. This represents a decrease of USD 0.6 billion compared with USD 3.3 billion of capital employed at the end of the first half of 2025. Around half of this decrease was driven by the reinsurance of a block of Secondary Guarantee Universal Life (SGUL) contracts, which was announced on December 10, 2025. The transaction covered 30% of the face value of Transamerica’s SGUL business, bringing the total value addressed to 80% of the total SGUL portfolio in combination with previously executed management actions. The remaining part of the decrease in capital employed resulted mainly from favorable markets, the run-off of the Financial Assets book, and an expansion of the dynamic hedge program for Variable Annuities.

The reinsurance transaction resulted in a significantly lower net face value of the legacy Universal Life portfolio. In addition, the run-off of the book and Transamerica’s program to purchase institutionally owned policies reduced the net face value further compared with the end of last year. Transamerica expects to terminate most purchased institutionally owned policies over the next two to three years, although there were no terminations in the second half of 2025.

During the reporting period, the variable annuity hedge program continued its strong track record of mitigating the financial market risks embedded in the guarantees. Net outflows in Variable Annuities were slightly higher than in the same prior year period but remained in line with expectations, reflecting limited new business and the run-off of the book. Fixed Annuities net outflows were seasonally elevated but 18% lower compared with the second half of 2024.

The total value of premium rate increases approved by state regulators for Long-Term Care increased to USD 871 million. Transamerica will continue to pursue further actuarially justified premium rate increases. Claims experience in Long-Term Care continues to track in line with assumptions.

February 19, 2026 2H25 results press release

Business update United Kingdom

United Kingdom	unaudited

Business update

GBP in millions	Notes	2H 2025	2H 2024%
Adviser Platform		(1,970)	(1,768)	(11)
Workplace Platform		273	1,980	(86)

Total Platform		(1,697)	211	n.m.
Institutional		1,783	(1,360)	n.m.
Traditional products		(1,334)	(992)	(34)

Net deposits		(1,248)	(2,141)	42

Adviser Platform		54,630	51,603	6
Workplace Platform		73,708	63,210	17

Total Platform		128,337	114,812	12
Institutional		86,191	74,779	15
Traditional products		31,666	30,687	3

Assets under Administration		246,195	220,279	12

Strategic developments

At its 2025 CMD, Aegon announced the start of a strategic review of Aegon UK to assess the best way to accelerate and maximize its value for all stakeholders. The review is currently ongoing, and all options are being evaluated, including a potential divestment.

Business update

Net deposits in the Workplace platform were driven by regular contributions from existing schemes and the onboarding of new schemes and new members, partially offset by the departure of a few large, low-margin schemes. For the Adviser platform, net outflows reflected ongoing consolidation and vertical integration in the non-target adviser segments, as well as tax-related speculations prior to the publication of the UK Government’s Autumn Budget. As outlined at our June 2024 Teach-In, we have several initiatives in place that aim to return the Adviser Platform to growth by 2028, which include improving the platform experience and focusing on 500 target adviser firms.

Total Platform Assets under Administration (AuA), which consists of the Workplace and the Adviser Platforms, increased by 12% compared with December 31, 2024. During the same period, overall AuA, which also includes Traditional products and the Institutional business, increased by 12%. The increase in AuA was driven by market movements during the period.

February 19, 2026 2H25 results press release

Business update International

International	unaudited

Business update

EUR in millions	Notes	2H 2025	2H 2024%
Spain & Portugal		19	18	2
China		16	26	(38)
Brazil		76	68	11
TLB and others		14	13	4

New life sales	2, 6	124	126	(1)

New premium production accident & health insurance	6	28	35	(20)
New premium production property & casualty insurance	6	33	33	2

Strategic developments

In January 2026, Aegon’s newly established wholly owned subsidiary in China, Aegon Insurance Asset Management Company Limited (Aegon IAMC), received its business license, enabling the company to begin operations. Aegon IAMC will initially manage the General Account of Aegon’s Chinese life insurance joint venture, Aegon THTF, while also working to attract third-party funds over time.

Business update

International new sales continue to contribute to the ongoing growth of the book.

New life sales decreased by 1%, as growth in Brazil, Transamerica Life Bermuda (TLB), and Spain & Portugal was more than offset by a decrease in China. Brazil reported higher new life sales, mainly driven by credit life, which was partially offset by unfavorable currency movements. At TLB, higher new life sales were driven by indexed universal life products while new life sales in Spain & Portugal remained largely stable compared with the prior year period. In China, product pricing was revised to reflect new pricing regulations and the current economic environment.

New premium production for accident & health insurance decreased due to lower health sales in Spain compared with the prior year period, which had experienced elevated sales. New premium production for property & casualty insurance remained stable.

February 19, 2026 2H25 results press release

Business update Asset Management

Asset Management	unaudited

Business update

EUR in millions	Notes	2H 2025	2H 2024%
General Account		(2,335)	1,300	n.m.
Affiliate		(614)	(3,804)	84
Third-party		(1,047)	4,089	n.m.

Global Platforms		(3,996)	1,585	n.m.
Strategic Partnerships		(265)	1,851	n.m.

Net deposits	6	(4,260)	3,436	n.m.

Annualized revenues gained / (lost) on net deposits - Global Platforms		(1.9)	8.7	n.m.
General Account		65,115	71,216	(9)
Affiliate		37,556	39,231	(4)
Third-party		155,292	156,996	(1)

Global Platforms		257,963	267,443	(4)
Strategic Partnerships		67,327	64,196	5

Assets under Management	6	325,290	331,639	(2)

Strategic developments

At Aegon’s 2025 CMD, Aegon Asset Management (Aegon AM) set out its ambitions to grow its higher revenue-margin third-party business. In line with this strategy, during the second half of 2025, Aegon AM expanded its CLO warehouse capacity in the US and Europe with a capital investment from the Group.

As also announced at the 2025 CMD, Transamerica AM (TAM) was transferred to Aegon AM on January 1, 2026. The impact of the transfer on segmental results will be communicated as part of Aegon’s first half 2026 results. The transfer has no impact on Aegon Group’s consolidated results.

Business update

During the second half of 2025, the General Account experienced net outflows driven by the reinsurance transaction on Transamerica’s SGUL block that was announced at the 2025 CMD. These outflows were partly offset by net deposits during the period.

Net outflows from Affiliate resulted mainly from the gradual run-off of the traditional insurance book in the United Kingdom.

Third-party net outflows in Global Platforms were driven by a large redemption in the US, and outflows from a.s.r., partly offset by net deposits in fixed income and alternative fixed income products in Europe.

Net outflows in Aegon AM’s Strategic Partnerships were driven by Aegon’s French asset management joint venture, LBP AM, which saw withdrawals of low-margin business from a former shareholder, partly offset by net deposits in structured investment products. Net deposits in Aegon Industrial Fund Management Company (AIFMC) were driven by net deposits in money market funds which exceeded the net outflows in mutual funds.

Assets under Management (AuM) decreased by EUR 6 billion compared with December 31, 2024, mainly driven by the impact of unfavorable exchange rate movements amounting to EUR 18 billion. This was partly offset by the impact of favorable markets over the period.

February 19, 2026 2H25 results press release

Capital highlights

Capital ratios

Aegon Ltd.	unaudited

Main capital ratios

in millions	Notes	2025 Dec. 31	2025 Jun. 30%
Americas (USD)
Available capital		7,276	7,798	(7)
Required capital		1,715	1,857	(8)

US RBC ratio		424%	420%

Scottish Equitable plc (GBP)
Own funds		2,128	2,213	(4)
SCR		1,163	1,194	(3)

Solvency UK ratio		183%	185%

Aegon Ltd. (EUR)
Group eligible own funds		11,901	12,928	(8)
Consolidated Group SCR		6,464	7,059	(8)

Group solvency ratio	7,8	184%	183%

US RBC ratio

The estimated RBC ratio amounted to 424% on December 31, 2025, above the operating level of 400%. The increase compared with June 30, 2025, was driven by OCG from the operating entities applying the RBC framework, which benefited the ratio by 27%-points. This increase was partially offset by remittances to the Holding in the period, which reduced the RBC ratio by 18%-points. Furthermore, one-time items and management actions negatively impacted the RBC ratio by 3%-points. This included restructuring expenses and establishing reserves for settlements of previously disclosed legal cases. As announced at the 2025 CMD, the negative impact on the RBC ratio of the SGUL reinsurance transaction was offset by a capital investment into Transamerica from the Group. Finally, market movements had a 2%-points negative impact, largely driven by higher equity markets.

Solvency UK ratio

The estimated Solvency UK ratio for Scottish Equitable plc decreased to 183% as of December 31, 2025, and remained above the operating level of 150%. The decrease was mainly driven by remittances to the Holding and investments to strengthen the business, which were partly offset by the impact of OCG.

February 19, 2026 2H25 results press release

Group solvency ratio

The estimated group solvency ratio increased to 184% on December 31, 2025, compared with June 30, 2025. This was mainly a reflection of the total capital generation of EUR 406 million, the proposed 2025 final dividend, and the new EUR 227 million share buyback program. The total capital generation included market movements with a negative impact of EUR 209 million, mostly driven by China and the US. Furthermore, one-time items were favorable at EUR 46 million and notably included the impact of the SGUL reinsurance transaction, which was announced at the 2025 CMD. This was more than offset by the proceeds from the sale of 12.5 million shares in a.s.r. and the improved contribution from the a.s.r. stake.

As announced at the first quarter 2025 trading update, the Perpetual Cumulative Subordinated Bonds (PCSB) which were treated as Restricted Tier 1 debt until December 31, 2025, lost their eligibility on January 1, 2026. These bonds contributed 7%-points to the group solvency ratio on December 31, 2025.

Operating capital generation

Aegon Ltd.	unaudited

Capital generation

EUR in millions	Notes	2H 2025	2H 2024%
Earnings on in-force		835	793	5
Release of required		290	252	15
New business strain		(414)	(388)	(7)

Operating capital generation before holding funding and operating expenses	9	711	658	8

Americas		470	396	19
United Kingdom		93	113	(18)
International		74	86	(14)
Asset Management		74	62	19

Operating capital generation before holding funding and operating expenses		711	658	8
Holding funding and operating expenses		(142)	(147)	4

Operating capital generation after holding funding and operating expenses		569	510	12

One-time items		46	(67)	n.m.
Market impacts		(209)	147	n.m.

Capital generation		406	590	(31)

In the second half of 2025, OCG before holding funding and operating expenses increased by 8% compared with the prior year period. Both periods were impacted by overall favorable items that increased OCG.

In the second half of 2025, in the US, these amounted to around EUR 73 million, mainly driven by favorable claims experience and higher release of required capital, which were partly offset by higher new business strain. In the UK, favorable underwriting experience variances totaled around EUR 7 million compared with significantly higher favorable items in the prior year period.

During the second half of 2025, International OCG (which takes into account the methodology change in China introduced in the first quarter of 2025) benefited from around EUR 30 million of favorable items, including health renewals in Spain and a reinsurance arrangement in China. At Aegon AM, favorable markets, a higher operating margin and EUR 9 million favorable items enabled OCG growth in the period.

February 19, 2026 2H25 results press release

OCG in the second half-year 2025 enabled Aegon to report a total OCG before holding funding and operating expenses of EUR 1.3 billion for full-year 2025, ahead of its EUR 1.2 billion target. After holding funding and operating expenses, OCG amounted to EUR 992 million for 2025.

Over the 2026-27 period, Aegon aims to grow its OCG after holding funding and operating expenses by 0-5% per year, from the EUR 0.9 billion OCG run-rate in 2025 (taking into account both the positive impact of the SGUL derisking transaction and related investment in Transamerica that was announced at Aegon’s 2025 CMD and an assumed EUR/USD exchange rate of 1.20).

Holding funding and operating expenses decreased compared with the second half of 2024, mainly driven by favorable expense variance in the current period.

Operating capital generation Americas

Americas	unaudited

Capital generation

USD in millions	Notes	2H 2025	2H 2024%
Distribution		59	71	(17)
Savings & Investments		158	137	15
Protection Solutions	10	405	466	(13)
Financial Assets		93	(60)	n.m.

Earnings on in-force (EoIF)		715	614	16
Release of required		258	219	18
New business strain		(429)	(404)	(6)

Operating capital generation		545	429	27
One-time items		(802)	(361)	(122)
Market impacts		(106)	148	n.m.

Capital generation		(363)	217	n.m.
Strategic Assets		365	302	21
Financial Assets		179	128	41

Operating capital generation		545	429	27

EoIF Retirement Plans (included in EoIF Savings & Investments)		118	87	35
EoIF Individual Life (included in EoIF Protection Solutions)		300	348	(14)

In the Americas, OCG increased by 27% to USD 545 million from higher contributions from both, Strategic and Financial Assets. This was mainly driven by USD 61 million of favorable claims experience during the half year compared with USD 60 million of unfavorable experience in the prior year period. In Financial Assets, mortality claims experience in Universal Life was USD 32 million favorable mainly driven by policies without secondary guarantees, and morbidity claims experience in Long-Term Care had a USD 24 million favorable impact in the second half of 2025. In Strategic Assets, a favorable mortality claims experience of USD 8 million was partly offset by USD 3 million of unfavorable morbidity experience.

February 19, 2026 2H25 results press release

OCG benefited from a favorable release of required capital of USD 52 million from investment portfolio actions lowering the investment risk, increasing diversification, and a reduction in short-term financing. In the second half of the year, new business strain was on average USD 29 million above the guidance of USD 200 million per quarter for 2025 driven by growth in the Protection Solutions business segment. Adjusting for this, as well as for the claims experience, and the favorable release of required capital actions, the OCG fell within the guidance of USD 200 to 240 million per quarter for 2025.

In Protection Solutions, excluding the benefits from favorable claims experience, earnings on in-force decreased due to a favorable item in the prior year period and normal reserving and cash flow variances across this growing portfolio. Distribution reported a decrease in earnings on in-force, which was due to a lower operating margin. Savings & Investments reported higher earnings on in-force driven by increased fee revenues from higher account balances and more investment income in Retirement Plans, partly offset by lower contributions from the Stable Value Solutions line of business. In Financial Assets, earnings on in-force increased mainly from the more favorable claims experience, while the release of floored reserves in Variable Annuities also contributed positively.

Over the 2026-27 period, Transamerica aims to grow its OCG by 0-3% per year, from a USD 0.9 to 1.0 billion OCG run-rate in 2025, taking into account the positive impact of the SGUL reinsurance transaction and related investment in Transamerica as announced at our 2025 CMD.

Cash Capital at Holding and free cash flow

Aegon Ltd.	unaudited

Cash Capital at Holding

EUR in millions	Notes	2H 2025	2H 2024%
Beginning of period		2,011	2,090	(4%)

Americas		256	263	(3%)
United Kingdom		77	59	31%
International		105	91	15%
Asset Management		12	29	(60%)
a.s.r. dividends		79	73	7%
a.s.r. share buybacks		—	30	n.m.

Cash flows from a.s.r.		79	103	(24%)
Holding and other activities		3	—	n.m.

Gross remittances		531	546	(3%)

Funding and operating expenses		(143)	(160)	11%

Free cash flow		388	385	1%

Capital injections		(751)	(18)	n.m.
Acquisitions and Divestitures		700	(15)	n.m.
Capital flows from / (to) shareholders		(996)	(728)	(37%)
Net change in gross financial leverage		—	—	—
Other		(41)	10	n.m.

End of period		1,311	1,725	(24%)

February 19, 2026 2H25 results press release

Aegon’s Cash Capital at Holding decreased during the second half of 2025, largely due to capital returns to shareholders in the form of dividend payments and share buybacks, as well as capital investments in Transamerica, related to the SGUL reinsurance transaction of around USD 0.8 billion, in Aegon AM’s CLO business, and in our International investment management businesses. This was partly offset by the proceeds from the sale of 12.5 million shares in a.s.r. and remittances from the units. Free cash flow benefited from a special remittance from the UK of GBP 15 million, or EUR 17 million, which was announced at our 2025 CMD, as well as higher remittances from International of EUR 15 million reflecting an advancement of 2026 remittances from Brazil. Other items combined had a negative impact, which mainly resulted from costs related to the relocation of Aegon’s head office and legal seat to the US and capital market transaction costs.

2025 final dividend

Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company’s performance, which can grow over time if Aegon’s performance so allows. At our 2023 CMD, Aegon set a target for a dividend of around EUR 0.40 per common share over 2025. The Board of Directors will, in the absence of unforeseen circumstances, propose a final dividend for 2025 of EUR 0.21 per common share at the Annual General Meeting of Shareholders to be held on June 10, 2026. If approved, and in combination with the interim dividend of EUR 0.19 per common share for the first half of 2025, Aegon’s total dividend over 2025 will amount to EUR 0.40 per common share. This represents an increase of EUR 0.05 or 14% compared with the total dividend per common share over 2024. With a dividend of EUR 0.40 per common share, Aegon has achieved its target level for the period ending in 2025. At the 2025 CMD, we set a new ambition for dividend growth in excess of 5% per annum for 2026 and 2027.

If the proposed dividend is approved by the shareholders, Aegon’s shares will be quoted ex-dividend on June 12, 2026. The record date for the dividend will be June 15, 2026, and the dividend will be payable as of July 6, 2026.

Share buyback programs

On December 16, 2025, Aegon announced the successful completion of its EUR 400 million share buyback program, which initially began as a EUR 200 million share buyback program and was expanded in August 2025 by an additional EUR 200 million.

In line with its previously announced intention, Aegon canceled 97 million common shares (consisting of both common shares and common shares B) in December 2025. Consequently, Aegon has a total of 1,909 million shares issued on the date of this press release consisting of 1,573 million common shares and 336 million common shares B.

At our 2025 CMD, we announced a new EUR 400 million share buyback program to be split evenly between the first and the second half of 2026, consistent with Aegon’s objective to reduce its Cash Capital at Holding to around EUR 1.0 billion by the end of 2026. On January 12, 2026, Aegon announced the beginning of a EUR 227 million share buyback, which reflects both the first half of the EUR 400 million share buyback program and EUR 27 million to meet Aegon’s obligations related to share-based compensation plans for senior management. Barring unforeseen circumstances, this EUR 227 million share buyback is expected to be completed on or before June 30, 2026.

February 19, 2026 2H25 results press release

Financial highlights

Aegon Ltd.	unaudited

Financial highlights

EUR in millions	Notes	2H 2025	2H 2024%
Operating result	11	858	776	11
Net result	11	375	741	(49)

EUR in millions	Notes	2025 Dec. 31	2025 Jun. 30%
Shareholders’ equity		7,432	7,300	2
Contractual Service Margin (CSM) (pro-forma after tax)	14	6,277	6,026	4

Valuation equity	15	13,709	13,326	3
Gross financial leverage		4,850	4,876	(1)

Aegon’s net result decreased to EUR 375 million in the second half of 2025, driven by unfavorable non-operating items and other charges, which were partly offset by a higher operating result compared with the prior year period.

Aegon’s valuation equity increased to EUR 13.7 billion per December 31, 2025, driven by an increase in CSM, which benefited from new business and favorable market impacts, and an increase in shareholders’ equity. On a per share basis, valuation equity increased by 7% to EUR 9.06.

Operating results

Aegon Ltd.	unaudited

Operating result

EUR in millions	Notes	2H 2025	2H 2024%
Distribution		69	89	(22)
Savings & Investments		139	121	15
Protection Solutions		318	308	3
Financial Assets		56	35	60

Americas		582	553	5
United Kingdom		115	104	10
Spain & Portugal		54	47	16
China (ATHTF)		28	11	155
Brazil		34	26	33
TLB		19	14	32
Other		(10)	(5)	(108)

International		125	93	34
Global Platforms		42	17	144
Strategic Partnerships		71	77	(8)

Asset Management		113	94	19
Holding and other activities		(77)	(68)	(13)

Operating result	11	858	776	11

Aegon’s operating result increased 11% to EUR 858 million, reflecting business growth across all units, favorable market impacts and operational variances benefiting the UK and Aegon AM, and improved experience variances in the Americas and International businesses.

February 19, 2026 2H25 results press release

Over the 2026-2027 period, Aegon aims to grow its operating result by around 5% per year, from the EUR 1.5 - 1.7 billion operating result run-rate in 2025 (taking into account an assumed EUR/USD exchange rate of 1.20).

Americas

The operating result for the Americas increased by 5% to EUR 582 million in the second half of 2025.

In local currency, it increased by 14% to USD 682 million, slightly below the 2025 run-rate for a half-year. Compared with the second half of 2024, the increase in the operating result was largely driven by business growth in Strategic Assets and an improvement of experience variances in Financial Assets.

The operating result of the Protection Solutions business segment increased by 12%, mainly from portfolio growth resulting in a higher release of CSM. The net overall experience variances on claims, expenses, and other items were USD 19 million unfavorable, excluding the unfavorable impact from onerous new business of USD 18 million. A favorable net claims experience, including the corresponding reinstatement of reserves for onerous contracts, was more than offset by unfavorable lapse experience in Traditional Life and other movements in onerous contracts.

In the Savings & Investments business segment, the operating result increased by 23%, benefiting from higher revenues in Retirement Plans. Growth in IRA and General Account Stable Value assets, as well as favorable markets, led to higher assets under administration, while margins on the Stable Value assets expanded. This was partly offset by USD 8 million lower revenues in the Stable Value Solutions line of business as the size of the business has been reduced in recent years through management actions and participant withdrawals.

The operating result of the Distribution business segment decreased by 16%, largely driven by higher commissions as well as expenses reflecting investments in the WFG franchise. These were only partly offset by 18% higher revenues due to stronger life and annuity sales at WFG.

The operating result of the Financial Assets segment increased to USD 67 million, mostly due to an improvement of experience variances compared with the prior year period and an improved Other insurance result. This was partly offset by a lower CSM release from the run-off of the portfolio. Excluding interest accretion of USD 28 million for onerous Variable Annuities contracts and onerous new business, experience variances were unfavorable at USD 97 million. Around half of this was driven by higher-than-expected expenses mainly in Universal Life and Variable Annuities, while the remainder largely resulted from unfavorable reserve changes due to lower-than-expected premiums in the Universal Life book. Favorable claims experience variance was offset by the reinstatement of reserves for the corresponding onerous contracts.

As Transamerica continues to grow the business, it aims to grow the operating result by about 5% per year over the 2026-2027 period from a USD 1.4 - 1.6 billion operating result run-rate in 2025.

United Kingdom

The operating result from the UK for the second half of 2025 was EUR 115 million, or GBP 100 million, compared with GBP 87 million in the prior year period. The operating result benefited from business growth and favorable markets which led to both a higher CSM release and increased non-insurance revenues. These were partly offset by reduced interest income on own cash and higher hedging costs.

February 19, 2026 2H25 results press release

International

The operating result for the International segment increased by 34% to EUR 125 million in the second half of 2025. In Spain & Portugal, the operating result benefited from business growth and improved claims and retention experience, partly offset by higher expenses. The operating result in China increased, driven by a true-up related to the local implementation of IFRS 17, while in Brazil the operating result benefited from business growth and higher investment income. The increase in operating result from TLB was mainly driven by a higher CSM release, partially offset by a lower net investment result from a lower asset balance because of remittances following the reinsurance transaction between TLB and Transamerica.

Asset Management

The operating result from Aegon AM amounted to EUR 113 million in the second half of 2025, an increase of 19% driven by strong performance of Global Platforms, partly offset by a lower operating result in Strategic Partnerships. In Global Platforms, the increase in operating result was mainly driven by higher revenues from favorable markets and lower expenses from ongoing expense management. In Strategic Partnerships, the operating result decreased, driven by a lower result from AIFMC, which had benefited from favorable items in the prior year period, which was partly offset by an increase in operating result from LBP AM, which was driven by business growth and favorable markets.

Holding

The operating result for the Holding was a loss of EUR 77 million. The result from the Holding deteriorated compared with the prior year period driven by lower returns on Cash Capital at Holding due to lower short-term yields and a lower cash balance, which was partly offset by lower funding costs from favorable currency movements. In addition, the result in the prior year period reflected a higher benefit from an internal reinsurance transaction between TLB and Transamerica.

Non-operating items and net result

Aegon Ltd.	unaudited

Non-operating items and net result

EUR in millions	Notes	2H 2025	2H 2024%
Operating result	11	858	776	11

Fair value items		(75)	64	n.m.
Realized gains / (losses) on investments		(193)	9	n.m.
Net impairments		(58)	(163)	64

Non-operating items		(326)	(91)	n.m.
Other income / (charges)	12	(110)	159	n.m.

Result before tax		421	843	(50)
Income tax		(47)	(103)	54

Net result	11	375	741	(49)

Interest on financial leverage classified as equity after tax		(33)	(38)	12

Net result after interest on financial leverage classified as equity after tax		341	703	(51)

Average common shareholders’ equity		7,275	6,862	6
Return on Equity	13	17.5%	16.4%

February 19, 2026 2H25 results press release

The loss from non-operating items amounted to EUR 326 million in the second half of 2025, mainly driven by realized losses in the Americas.

Fair value items

Fair value items constituted a loss of EUR 75 million, mainly driven by the UK and the Americas. In the UK, fair value losses reflected the negative revaluations of hedges used to protect the solvency position. The fair value loss in the Americas resulted from the underperformance of multi-family real estate assets and energy-related land holdings with economic exposure to lower oil and gas prices, which was offset by gains from the dynamic hedging of Variable Annuities.

Realized losses on investments

Realized losses on investments amounted to EUR 193 million and were driven by the Americas, where losses were realized on assets related to the SGUL reinsurance transaction, as well as from normal trading activity to manage the investment profile of the General Account. This was partially offset by gains from expected credit loss (ECL) reversals on disposed bonds.

Net impairments

Net impairments amounted to EUR 58 million and were mainly driven by the Americas. There, the ECL reserve increased due to a small number of downgrades and defaults of bond investments, as well as from the purchase of new assets.

Other charges

Other charges in the second half of 2025 amounted to EUR 110 million and were mostly recorded in the Americas and the UK, and were partially offset by the positive result from the stake in a.s.r. of EUR 129 million.

Investments and restructuring charges related to the transformation of our businesses and the relocation of our head office and legal seat to the US, including US GAAP implementation expenses, were mainly recorded in the Holding, Americas and the UK, as planned. Various other items, including establishing reserves for settlements of previously disclosed legal cases in the Americas and the impact of the expense assumptions update, were partially offset by the favorable impact from the sale of 12.5 million shares of a.s.r. in September 2025.

Net result

The result before tax amounted to EUR 421 million, as the positive impact from the operating result was partly offset by non-operating items and Other charges. The income tax for the period amounted to EUR 47 million and includes recurring beneficial impacts, such as dividend received deduction and tax credits in the US. The net result, therefore, was EUR 375 million.

February 19, 2026 2H25 results press release

Balance sheet items

Aegon Ltd.	unaudited

Balance sheet items

EUR in millions	Notes	2025 Dec. 31	2025 Jun. 30%
Shareholders’ equity		7,432	7,300	2
Shareholders’ equity per share (in EUR)		4.91	4.64	6

Americas		6,359	5,991	6
United Kingdom		1,555	1,601	(3)
International		262	269	(2)
Eliminations		(111)	(114)	2

Contractual Service Margin	14	8,066	7,748	4
Pro-forma tax		(1,789)	(1,722)	(4)
CSM after tax		6,277	6,026	4
CSM after tax per share (in EUR)		4.15	3.83	8

Valuation equity	15	13,709	13,326	3
Valuation equity per share (in EUR)		9.06	8.47	7

Gross financial leverage		4,850	4,876	(1)
Gross financial leverage ratio (%)		25.9%	26.5%

Shareholder’s equity

As of December 31, 2025, shareholders’ equity amounted to EUR 7.4 billion, a slight increase compared with June 30, 2025. The positive net result and the impact of revaluations were partly offset by capital distributions to shareholders.

On a per share basis, shareholders’ equity increased by 6% to EUR 4.91.

Valuation equity

Valuation equity increased by 3% in the reporting period to EUR 13.7 billion. The increase was driven by an increase of CSM after tax, which benefited from new business and favorable market impacts, and an increase in shareholders’ equity. As announced at our 2025 CMD, the SGUL reinsurance transaction had a limited impact on valuation equity.

On a per share basis, valuation equity increased by 7% to EUR 9.06.

Gross financial leverage

Gross financial leverage remained stable at EUR 4.9 billion in the second half of 2025.

February 19, 2026 2H25 results press release

Contractual Service Margin (CSM)

Aegon Ltd. Contractual Service Margin (CSM)	unaudited

EUR in millions	Notes	2H 2025	2H 2024%
CSM balance at beginning of period		7,786	8,748	(11)

New business		341	293	16
CSM release		(481)	(498)	4
Accretion of interest		113	119	(5)
Claims and policyholder experience variance		53	(163)	n.m.
Non-financial assumption changes		16	(32)	n.m.
Non-disaggregated risk adjustment		(4)	54	n.m.
Market impact on unhedged risk of VFA products		436	184	137
Net exchange differences		(31)	287	n.m.
Transfer to disposal groups		—	—	n.m.
Other movements		(128)	1	n.m.

CSM balance at end of period		8,102	8,990	(10)

During the reporting period, the CSM balance increased to EUR 8.1 billion, mainly driven by new business growth in the US and favorable markets in both the US and the UK.

New business contributed EUR 341 million to the CSM and together with interest accretion of EUR 113 million largely offset the CSM release of EUR 481 million.

Claims and policyholder experience variance increased the CSM, mainly driven by US Strategic Assets, partly offset by adverse experience in US Financial Assets. Non-financial assumption changes increased CSM driven by favorable model and expense assumption updates in the US Strategic Assets, partly offset by unfavorable persistency and expense assumption updates in the UK.

Contractual Service Margin (CSM) – Americas

Aegon Americas Contractual Service Margin (CSM)	unaudited

USD in millions	Notes	2H 2025			2H 2024
		Strategic Assets	Financial Assets	Total	Total
CSM balance at beginning of period		3,606	3,445	7,051	7,251

New business		353	28	381	290
CSM release		(189)	(228)	(417)	(409)
Accretion of interest		60	66	126	121
Claims and policyholder experience variance		147	(65)	81	(40)
Non-financial assumption changes		255	(25)	230	(29)
Non-disaggregated risk adjustment		(7)	11	4	41
Market impact on unhedged risk of VFA products		49	100	149	56
Other movements		—	(145)	(145)	1

CSM balance at end of period		4,274	3,187	7,461	7,282

February 19, 2026 2H25 results press release

In the Americas, the CSM balance grew to EUR 6.4 billion, or USD 7.5 billion, at year-end 2025. This was driven by a growth of 24% of the CSM balance in Strategic Assets (Protection Solutions) compared with the end of 2024 and was only partly offset by the run-off of Financial Assets, where the CSM decreased by 17% over the year. The CSM balance of Protection Solutions now accounts for 57% of the total Americas CSM, which compares with 47% at the end of 2024, and is a testament of Transamerica’s strategy to grow its Strategic Assets and reduce its exposure to Financial Assets.

In the second half of 2025, the increase of the CSM balance of Protection Solutions was mainly driven by new business which, in addition to the accretion of interest, largely reflects growth of the Individual Life portfolio, which is also reflected in the increase of the release of CSM. Favorable non-financial assumption changes mainly related to updates regarding the Indexed Universal Life (IUL) product, partly reflecting favorable expense assumption updates. Further favorable contributions to CSM came from updated portfolio yields in the IUL portfolio and from increased fees on Variable Universal Life products mainly reflecting positive equity markets.

The Financial Assets CSM balance decreased in the period mainly from the gradual run-off of the portfolios, only partly offset by the accretion of interest and new business. The CSM balance decreased further as a result of the SGUL reinsurance transaction with a USD 145 million impact. In Variable Annuities, decrements and withdrawal variances were unfavorable to the CSM, but were more than offset by favorable impacts from positive equity markets. The impact from non-financial assumption updates was limited.

February 19, 2026 2H25 results press release

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7:00 am CET.

Supplements

Aegon’s second half 2025 Financial Supplement and other supplementary documents are available on aegon.com.

Webcast and conference call including Q&A

The webcast and conference call start at 9:00 am CET. The audio webcast can be followed on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following link. Directly after registration, you will see your personal pin on the confirmation screen, and you will also receive an email with the call details and your personal pin to enter the conference call. The link becomes active 15 minutes prior to the scheduled start time. To avoid any unforeseen connection issues, it is recommended to make use of the “Call me” option. Approximately two hours after the conference call, a replay will be available on aegon.com.

Dial-in numbers for conference call:

United States: +1 864 991 4103 (local)

United Kingdom: +44 808 175 1536 (toll-free)

The Netherlands: +31 800 745 8377 (toll-free); or +31 970 102 86838 (toll)

Financial calendar 2026

Annual General Meeting – June 10, 2026

First half 2026 results – August 20, 2026

As of August 2026, Aegon will start the webcast and conference call for its results disclosure at 2:00 pm CET. The conference call presentation will be made available on aegon.com as of 7:00 am CET.

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Contacts

Media relations	Investor relations

Richard Mackillican	Yves Cormier

+31(0) 6 27411546	+44 782 337 1511

richard.mackillican@aegon.com	yves.cormier@aegon.com

February 19, 2026 2H25 results press release

Notes

1)	WFG total sales reflects the total sales for US and Canada.
2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)	WFG annuities gross deposits have been restated following the resolution of a data availability limitation
4)	Account balances and net deposits have been restated for 1H and 2H 2025 reflecting a refined product allocation
5)	Dynamic hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.
6)	Including results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
7)

Aegon’s group solvency ratio and surplus under the Bermuda solvency framework is broadly in line with that under the Solvency II framework during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the group solvency position is also similar to the methodology previously applied under Solvency II. Aegon’s UK insurance subsidiaries have been included in the Aegon’s Solvency calculation in accordance with UK Solvency II standards, including Aegon UK’s approved Partial Internal Model. The Group solvency ratio is calculated as the ratio between the Eligible Own Funds and the Solvency Capital Requirement (SCR). The Eligible Own Funds equal to the Available Own Funds after applying any Own Funds eligibility restrictions. After the transition period Aegon will apply an aggregation approach to calculate its group solvency under the Bermuda solvency framework, as announced in the 1Q2025 trading update on May 16, 2025.

8)	The Group solvency ratio is not final until filed with the regulator. The Group solvency capital calculation is subject to supervisory review on an ongoing basis.
9)	In 2024 the operating capital generation (OCG) split has been revised to reflect methodological changes specific to AUK. The total OCG remains unchanged.
10)	Americas Protection Solution includes various tax and corporate items not directly attributable to its business.
11)

Aegon uses the non-IFRS performance measure operating result that reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Aegon believes that this performance measure provides meaningful information about the operating results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. The reconciliation from result before tax (consolidated), being the most directly comparable IFRS measure, to operating result is presented below unaudited

EUR in millions	2H 2025	2H 2024
Result before tax	368	795
Eliminations of share in earnings of joint ventures and associates	(125)	(262)
Fair value items	95	(62)
Realized gains / (losses) on investments	223	3
Impairment (losses) / reversals	60	160
Other income / (charges)	236	141

Operating result	858	776
Tax effect[1]	(189)	(176)

Operating result after tax	669	600

1 Tax effect was calculated using the respective operating segment’s statutory rate and presented on consolidated basis.

12)	Other income/(charges) includes income tax chargeable to policyholders in the United Kingdom.
13)	Operating result after tax and after interest on financial leverage classified as equity / average common shareholders’ equity.
14)	Contractual Service Margin is presented on IFRS basis, i.e. excluding joint ventures and associates
15)	Valuation equity combines shareholders’ equity and the embedded value of unearned profits in insurance contracts. This provides a more comprehensive view of the Group’s economic value.
16)	The numbers in this release are unaudited.

Local currencies

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS measures: operating result and valuation equity. Operating result is calculated by consolidating, on a proportionate basis, Aegon’s joint ventures and associated companies, except for its associate, ASR Nederland N.V. Operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside of the normal course of business. Valuation equity represents the sum of shareholders’ equity and the Contractual Service Margin (CSM) after-tax (embedded value of unearned profits in insurance contracts). This measure is intended to provide a more comprehensive view of the Group’s economic value. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business, including insight into the financial measures that senior management uses in managing the business.

February 19, 2026 2H25 results press release

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and in relation to Aegon’s shareholding in ASR Nederland N.V., and Aegon’s asset management business, the Netherlands.

•	Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets.

•	Changes in the performance of financial markets, including emerging markets, such as:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios.

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds.

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds.

•	The impact from volatility in credit, equity, and interest rates.

•	Changes in the performance of Aegon’s investment portfolio and decline in the ratings of Aegon’s counterparties.

•	The effect of tariffs and potential trade wars on trading markets and on economic growth, both globally and in the markets where Aegon operates.

•

The lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition.

•

The lowering of one or more insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries.

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain and our ability to pay dividends.

•	Changes in the European Commission’s or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda.

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels.

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates.
•	The effects of global inflation, or inflation in the markets where Aegon operates.

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general, such as changes in borrower and counterparty creditworthiness.

•

Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and, in relation to Aegon’s shareholding in ASR Nederland N.V. and Aegon’s asset management business, the Netherlands.

•

Catastrophic events, either manmade or by nature – including, for example, acts of God, acts of terrorism, acts of war and pandemics – could result in material losses and significantly interrupt Aegon’s business.

•	The frequency and severity of insured loss events.

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives.

•

Aegon’s projected results, which are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems that are subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect or should errors in those models escape the controls in place to detect them, future performance will vary from projected results.

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations.

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations.

•	Customer responsiveness to both new products and distribution channels.

•

Third-party information used by Aegon, which may prove to be inaccurate and/or change over time (as methodologies and data availability and quality continue to evolve) and therefore impact our results and disclosures.

•

Operational risks (such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business) which may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows.

•	Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies.

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures. In particular, there is no certainty or guarantee what the manner, timing, and potential impacts of the planned relocation of the company’s legal domicile and head office to the United States will be, and if such a relocation can be completed successfully.

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow.

•	Changes in the policies of central banks and/or governments.

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business.

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of, or demand for, Aegon’s products.

•

The consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or any further consequences of the exit of the United Kingdom from the European Union, and the potential consequences of other European Union countries leaving the European Union.

•

Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting, for example, the ability of Aegon’s operations to hire and retain key personnel, the taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property.

February 19, 2026 2H25 results press release

•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates.

•

Standard setting initiatives of supranational standard setting bodies, such as the Financial Stability Board and the International Association of Insurance Supervisors, or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon.

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

•

Rapid changes in the landscape for ESG responsibilities, which lead to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management.

•

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws.

•

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are included in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2024 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

WORLD FINANCIAL GROUP (WFG):

WFG CONSISTS OF:

IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND / OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS.

IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKER-DEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER FINRA, MSRB, SIPC , AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES.

IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS.

WFGIAC AND WFGS ARE AFFILIATED COMPANIES.